UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

uniQure B.V.

File No. 333-193158- CF#30407

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uniQure B.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on January 2, 2014.

Based on representations by uniQure B.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through December 19, 2016
Exhibit 10.2	through December 19, 2016
Exhibit 10.3	through November 8, 2016
Exhibit 10.4	through September 30, 2016
Exhibit 10.5	through January 17, 2017
Exhibit 10.6	through November 8, 2016
Exhibit 10.7	through June 5, 2016
Exhibit 10.8	through November 8, 2023
Exhibit 10.9	through November 8, 2016
Exhibit 10.10	through November 8, 2016
Exhibit 10.11	through November 8, 2016
Exhibit 10.12	through November 8, 2016
Exhibit 10.13	through November 8, 2016
Exhibit 10.14	through November 8, 2016
Exhibit 10.15	through November 8, 2016
Exhibit 10.16	through November 8, 2016
Exhibit 10.32	through January 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary